FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 June 2010

HSBC SELLS BRITISH ARAB COMMERCIAL BANK SHAREHOLDING

HSBC Bank Middle East Limited ('HBME') has agreed to sell its 48.9 per cent shareholding in British Arab Commercial Bank PLC ('BACB') to Libyan Foreign Bank ('LFB') for £56.7 million (approximately $82.8 million) in cash.

As a result of the transaction, which is expected to complete in the fourth quarter of 2010, LFB will be the majority shareholder in BACB with a shareholding of 75.2 per cent.

The transaction is subject to regulatory and other approvals.

Media enquiries to:

Tim Harrison	+971 4 423 5632	tim.harrison@hsbc.com
Brendan McNamara	+44 20 7991 0655	brendan.mcnamara@hsbc.com

Notes to editors:

1. HSBC Bank Middle East Limited

HSBC is the largest and most widely represented international bank in the Middle East. HSBC has 46 branches throughout the United Arab Emirates, Oman, Bahrain, Qatar, Kuwait, Jordan, Lebanon, Pakistan, Algeria, and the Palestinian Autonomous Area. In addition to the branch network the Bank maintains representative offices in Tehran, Iran and Tripoli, Libya. This extensive regional coverage is strengthened by another member of the HSBC Group, HSBC Bank Egypt SAE; and by its associated companies: The Saudi British Bank; HSBC Saudi Arabia Limited; SABB Securities Limited; SABB Takaful Co.; and Dar Es Saalam Investment Bank.

2. British Arab Commercial Bank

Established in London in June 1972, BACB is a leading provider of trade and project finance for Arab markets. Building on a successful track record in the Arab Mediterranean region, market coverage has expanded steadily in recent years and the bank is now able to handle business throughout the Gulf.

3. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 18 June 2010